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United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Citigroup Inc.
Name of persons relying on exemption: Harrington Investments Inc.

Address of persons relying on exemption:

1001 2nd Street Suite 325 Napa, CA 94559

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Dear Fellow Citigroup Shareholder:

        Climate change, the pandemic and now the Ukraine war. We are living through a time of multiple tragedies and crises, confronting and challenging us as investors and as citizens.

I am personally impacted by these crises.  In fact, my family home of 30 years was destroyed by the Atlas Fire on October 8, 2017, as a result of a climate change induced wildfire in Napa County, California. My wife and I narrowly escaped with our lives, and we lost everything. We have not rebuilt.

  In recovering from the fire, I redoubled my efforts as a career-long Registered Investment Advisor.  My firm's long-time shareholding at some of the largest banks, including Citigroup, caused us to examine their role in climate change.

What we saw was that Citigroup and other major banks feel the need to make voluntary pledges to address climate change, without committing to policy or governance changes in line with the massive resource reallocation that the science informs us is necessary. Global bodies including the United Nations Environment Programme Finance Initiative and the International Energy Agency have made it clear that an aggressive global response is necessary to contain global warming to 1.5° C and minimize the worst impacts of climate change. Financing of new fossil fuel development is excluded by those agencies’ 1.5°C scenarios. Our proposal simply asks Citigroup to establish policies that align its financing with the limitations imposed by climate change. The Company is opposing the Proposal; I hope you will support it.

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Ukraine war: interim and long term solutions

 The war crimes being committed in Ukraine are also on all our minds. This is not only a horrific tragedy for the people of Ukraine and Europe: it represents a financial, moral and corporate social responsibility earthquake, demonstrated by the seemingly rapid shift of many resources away from support of Russia.

        The Ukraine war is also already affecting decision-making about energy.  In the near term, resources and fuel supplies must be adjusted in 2022. On March 18, the International Energy Agency issued recommendations for a set of interim wartime measures to reduce immediate demand and help the world conserve 2.7 million barrels of oil per day this year. In addition, global efforts are needed to reallocate oil and gas resources to meet gaps, control prices and prevent new humanitarian crises.

But in the long term, the global economy must continue to make a sharp turn towards clean energy pathways. As the European Institutional Investor Group on Climate Change (56.2 trillion in AUM) has noted regarding the Ukraine war, "Despite any short term need to use alternatively sourced fossil fuels, the overall trend must still be towards green energy sources" and the invasion of Ukraine must not be used as an excuse to invest in "additional oil and gas exploration."

The role of Citigroup: part of the problem

        It is too simplistic to say that if you are not part of the solution, you are part of the problem. Citigroup is both part of the solution and part of the problem.  As we note in our proposal, during 2021 Citigroup reportedly supported new financing of coal operations in Russia. This action by Citigroup became more publicly recognized two weeks before the COP 26 Glasgow conference.

Citigroup is the second largest global financier of new fossil fuel development. The Company has publicized its net zero 2050 commitments while opposing the current proposal which asks the company to more rigorously align its financing policies with global climate commitments. I understand our company’s opposition to this proposal as demonstrating a commitment to continue financing new fossil fuel development even though global climate solutions demand a sharp transition to a clean energy economy.

Misleading comments by Citigroup Management:
cognitive dissonance and reputational risk

Management’s comments on our proposal in the proxy statement should stand as a warning sign for investors. Note that the management characterized the proposal as requiring a “drastic” change in approach. As such, the company has effectively acknowledged that it is not prepared to make the drastic change which UNEP and IEA have identified as necessary.

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Instead, Citigroup’s publicized adaptations are not at the scale and pace science tells us is appropriate to the current climate emergency. It appears from a close reading of the opposition statement that the driving motivation for the management’s opposition to the proposal is to ensure that its policies allow it to continue funding new fossil fuel supplies even if they are inconsistent with the global benchmarks.

     Citigroup’s pledges and commitments must ultimately be evaluated against the demands posed by the planetary boundaries—the limitations that science indicates we are on track to violate.  The United Nations and the IEA have provided the clearest benchmarks towards understanding what kinds of changes in economic activity are necessary. The Company, in opposing the current proposal, has publicly stated that it is taking some important incremental measures—changing its approach to lending for some sectors—but it has provided no evidence that it is on track to align with the global 1.5° C benchmarks.

In opposing my proposal, the Company has put forth a surprising number of misleading statements in its opposition statement:

• The opposition statement touts the Company’s net zero by 2050 commitment and references the formulation of science-based emission reduction targets for energy and power loan portfolios. The Company refers to those targets as “science-based” and that the targets are “more specific” than what the proposal advocates for. What “more specific” means in this instance is that the Company does not want to rule out financing new fossil fuel development.

• The opposition statement materially misrepresents my proposal, asserting that the proposal asks for a “blanket commitment to not finance energy companies” and “divestment” from fossil fuel companies and intends to “cut off clients access to lending investment banking services immediately” as opposed to “an orderly low carbon transition over time.” Quite to the contrary, as you can see from the plain language of the proposal, it does not demand such changes. As the proponent I would fully expect many of those relationships to be continued, but to be channeled into the clean energy transition and not into perpetuating the climate crisis by funding new fossil fuel development.

• The opposition statement cherry picks language from UNEP to claim that Citigroup’s actions and positions are consistent. Until Citigroup stops funding new fossil fuel development, it would not be aligned. UNEP FI has made it clear, financing of new fossil fuel development is excluded–it is not consistent with 1.5° C alignment.

Our proposal is intended to give our company the backbone needed from its investors to make that sharp turn in strategy. Please join with me in encouraging Citigroup to better align its policies with the global 1.5° pathway. Vote yes on item number eight.

Sincerely,

John C. Harrington

President

Harrington Investments, Inc.

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Additional information regarding Item #8
on Citigroup’s 2022 Proxy Statement

The Proposal asks the Board of Directors to adopt a policy by the end of 2022 committing to proactive measures to ensure that the company's lending and underwriting do not contribute to new fossil fuel supplies inconsistent with the IEA's Net Zero Emissions by 2050 Roadmap and the United Nations Environmental Program Finance Initiative recommendations to the G20 Sustainable Finance Working Group for credible net zero commitments.

Urgency of bank transitions on climate change

The IPCC’s Sixth Assessment report was ‘code red’ for humanity. It showcased the need for urgent climate action to maintain a habitable planet for humankind. To avoid the most significant effects of climate breakdown, we must halve greenhouse gas emissions before 2030, achieve net-zero emissions before 2050 and halt global temperature rise to 1.5°C.

According to the International Energy Agency, “The world has a viable pathway to building a global energy sector with net-zero emissions in 2050, but it is narrow and requires an unprecedented transformation of how energy is produced, transported and used globally.” Yet so far commitments have fallen short of what is required to bring global energy-related carbon dioxide (CO2) emissions to net zero by 2050 and give the world an even chance of limiting the global temperature rise to 1.5 °C, according to the IEA report, Net Zero by 2050: a Roadmap for the Global Energy Sector.1

As it turns out, commitments by corporations and banks to “net zero by 2050, including such a commitment by Citigroup2 can be misleading if they are not backed by necessary actions and policy changes. As a basic matter, voluntary pledges do not bind the company or its board as fiduciaries. Moreover, the current commitments are inconsistent with the global carbon budget.

The global Carbon Budget, as indicated by IPCC, quantifies the amount of fossil fuels that can enter global commerce without violating global goals to contain temperature increase. In 2021, a prominent research report published in Nature indicated that, for a 50% chance of global temperature increase to remain below 1.5 °C—the aspirational goal of the 2015 Paris agreement—the world must not emit more than 580 gigatons of carbon dioxide before 2100. The researchers calculated that this means 89% of coal reserves, 58% of oil reserves and 59% of gas reserves must remain unextracted. The model captures key primary energy sources, such as fossil fuels, biomass, nuclear and renewables. It takes into account demand, economic factors and the geographical distribution of resources and emissions and examines how these change over time. It also incorporates negative-emissions technologies, such as carbon dioxide removal. The model also assumes substantial use of carbon dioxide removal and carbon capture and storage, because if they aren’t included or are included at a smaller scale, “that target is unfeasible,” according to one of the authors.3

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1 IEA. “Pathway to Critical and Formidable Goal of Net-Zero Emissions by 2050 Is Narrow but Brings Huge Benefits, According to IEA Special Report - News.” Accessed March 21, 2022. https://www.iea.org/news/pathway-to-critical-and-formidable-goal-of-net-zero-emissions-by-2050-is-narrow-but-brings-huge-benefits.

2“Environmental and Social Policy Framework.” Citi, March 2021. https://www.citigroup.com/citi/sustainability/data/Environmental-and-Social-Policy-Framework.pdf.

3 Nogrady, Bianca. “Most Fossil-Fuel Reserves Must Remain Untapped to Hit 1.5 °C Warming Goal.” Nature 597, no. 7876 (September 8, 2021): 316–17. https://doi.org/10.1038/d41586-021-02444-3.

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The report notes that their estimate of the carbon budget:

implies that most regions must reach peak production now or during the next decade, rendering many operational and planned fossil fuel projects unviable. We probably present an underestimate of the production changes required, because a greater than 50 per cent probability of limiting warming to 1.5 °C requires more carbon to stay in the ground and because of uncertainties around the timely deployment of negative emission technologies at scale.4

As a result of the collision course between current economic activity and the carbon budget, the United Nations Environmental Program Finance Initiative ("UNEP FI") and IEA identified the containment of supply growth above the world’s carbon budget as a critical factor in corporate and government policies to achieve the global goals. As mentioned in the proposal, UNEP FI issued Recommendations for Credible Net-Zero Commitments from Financial Institutions, which includes a benchmark of credibility for financial institutions that have made net zero commitment to “align as soon as possible”:

A financial institution establishing a net-zero commitment should begin aligning with the required assumptions and implications of IPCC 1.5°C no/low overshoot pathways as soon as possible. This is because the pathways require immediate actions to have a realistic chance of limiting warming to 1.5°C. This would include, for example, the immediate cessation of any new fossil fuel investments, and rapid decommissioning of remaining fossil fuel production as indicated by the scenarios. [Emphasis added]

The IEA also notes in its “Net Zero by 2050” report that “All no/low overshoot scenarios indicate an immediate reduction in fossil fuels, signaling that investment in new fossil fuel development is not aligned with 1.5°C.” [Emphasis added]

This poses a substantial challenge for Citigroup, which is considered the second largest financier of fossil fuel expansion, having financed fossil fuel expansion of $108 billion between 2016 and 2020 according to the report Banking on Climate ChaosTrack.

Despite its climate pledges, Citigroup remains one of the largest financiers of the fossil fuel sector, including new fossil fuel development, and its opposition to this proposal provides ample proof that the Company is not necessarily planning to meet the UN credibility benchmark. The Company’s opposition statement asserts that making the changes needed as defined by the UN and IEA would be “drastic,” and suggests that instead, the company should maintain its existing client base and encourage clients to make the transition.

Most importantly, the management’s opposition to the proposal implies that the Company intends to continue financing new fossil fuel development, whether through project-based or general commercial lending to oil and gas companies. This is in direct contradiction to the determinations of the IEA and UNEP FI.

The proposal offers investors a key opportunity to advise the company as to whether its investors believe it should meet this credibility standard.

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4 Welsby, D., Price, J., Pye, S. et al. Unextractable fossil fuels in a 1.5 °C world. Nature 597, 230–234 (2021). https://doi.org/10.1038/s41586-021-03821-8.

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Midcourse corrections are necessary to protect investor interest and the global environment

Implications for its investors include risks to the Company’s finances such as stranded asset and reputational risk, systemic and portfolio-wide risk, and special risks related to due diligence and enforcement exposure for ESG investors and fiduciaries. The Company reported that 20% of its assets are at highest risk from climate change. No doubt, these assets at risk include any continued financing of new fossil fuel supplies.

Many investors are actively monitoring and engaging on ESG and systemic and portfolio-wide risk. Whether the company funds new fossil fuel development is of appropriate concern to investors who seek to align their portfolios with the 1.5° scenario.

ESG investors, in due diligence, must ensure that portfolio companies like Citigroup are engaging in aligned activities. Ample evidence suggests that in the absence of the requested policy change, the company’s activities will continue to be misaligned with global goals to curtail climate change.

A flexible request for responsive action

The Proposal leaves ample flexibility for the Board to identify the means of implementation: what kind of “proactive measures” does the board, in its discretion, believe are appropriate in the company’s lending and underwriting activities “to ensure that the company is not contributing to new fossil fuel supplies” inconsistent with the referenced international guidance?

UNEP FI in its credible net zero commitments guidance notes that there are multiple possible pathways to credible alignment by financial institutions including an absolute contraction approach, an economic intensity-based approach, a capacity or technology-based approach, a portfolio coverage approach and sectoral alignment. Whichever of these pathways the board and management should choose, new fossil fuel development is excluded—it's not consistent with 1.5° C alignment.

The proposal does not require divestment from particular companies

The company’s opposition statement misleadingly states that the proposal requires divestment from existing clients. This is inconsistent with the focus of the proposal. The Proposal does not delineate acceptable clients for the Company, but rather whether the activities that it finances should be aligned with key global climate benchmarks which are considered by many investors and experts to be a litmus test for the credibility of commitments by large financial institutions—the extent to which their financing is aligned with or in conflict with the need to keep undeveloped fossil fuels in the ground.

Nothing in the Proposal contemplates or demands divestment from current oil and gas companies; it only asks the Company to establish a policy of proactive measures to ensure that its financing services do not support new fossil fuel development. The proposal is agnostic as to which clients the Company provides financing to. For instance, to the extent that oil and gas companies are developing renewable or clean energy segments, there is no requirement in the proposal that would necessitate ending the financing of those initiatives. Indeed, as the IEA has itself pointed out:

The expertise of the oil and natural gas industry fits well with technologies such as hydrogen, CCUS and offshore wind that are needed to tackle emissions in sectors where reductions are likely to be most challenging.5

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5 “Net Zero by 2050 - A Roadmap for the Global Energy Sector.” International Energy Agency, 2021, 224. https://www.iea.org/reports/net-zero-by-2050.

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A compelling demonstration of the flexibility and discretion afforded by the Proposal is contained in the UNEP FI “credible commitments” document. UNEP FI in its credible zero commitments guidance notes that there are multiple possible pathways to credible alignment by financial institutions including an absolute contraction approach, an economic intensity-based approach, a capacity or technology-based approach, a portfolio coverage approach and sectoral alignment. Whichever of these pathways the board and management should choose, new fossil fuel development is excluded—it is not consistent with 1.5° C alignment.

To the extent that an oil and gas major is developing a substantial renewable energy project, or developing resources other than fossil fuels, the proposal is agnostic as to the continuation of or initiation of lending activities. On January 19, 2022 CEO Jane Fraser made a statement that the Company will “prioritize partnering on transition strategies before turning to client exits as a last resort.”6 The Proposal offers flexibility to pursue that approach but not the company’s apparent plan to continue financing of new fossil fuel supply as part of that “partnering,” because that is inconsistent with the global benchmarks.

The strength of a global benchmark is that it represents an agreed external global goal against which behavior of corporations is measured. A strategic reorientation imposed by an individual investor might constitute micromanagement, but when the United Nations has converged on the need for a strategic reorientation of both governments and corporations, investors echoing that external standard can no longer be said to be micromanaging the company.

The Proponent agrees that global benchmarks do have a quality of inflexibility about them—they represent authoritative interpretations of planetary boundaries that currently human activities are on target to breach. The 1.5° global goal for temperature increase represents a scientific determination as to an important planetary boundary that is in danger of breaching and the UNEP and IEA scenarios reflect those entities' interpretation of the changes in economic activity necessary for staying within that boundary. It is due to the nature of a planetary boundary—the limits of what our global atmosphere can handle—that we have indeed reached a time in which we are losing flexibility as to how a company like Citigroup does business. The Company should align with that reality, not continue to fight it.

Ukraine war and the energy transition

The Ukraine war has created short-term energy resource challenges, which require immediate reallocation of available energy resources. In contrast, the proposal relates to long-term energy development pathways. The immediate implications of the Ukraine war for Citigroup included its 2021 decision to support finance of a Russian coal company, SUEK. As noted in the Proposal:

Citigroup has not committed to end funding of fossil fuel expansion. It reportedly recently financed an expanding coal operation in Russia. In September 2021 Bloomberg reported that Russia's largest coal producer and coal plant operator, JSC SUEK, had mandated nine banks, including Citigroup, for a bond issuance with a 5-year maturity.4 JSC SUEK produces over 100 million tons of coal per year. It is expanding coal mining operations for an additional 25 million tons per year. SUEK's coal exports are set for expansion by around 28 million tons per year.

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6 Fraser, Jane. “Our Approach to Net Zero by 2050.” Citi Blog, January 19, 2022. https://blog.citigroup.com/2022/01/our-approach-to-net-zero-by-2050.

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An observer noted, "SUEK plays a central, if not THE central role in Russia's scheme to profit as much as possible from the coal industry before the fossil era ends. It is outrageous that US and German banks are still helping to raise money for one of the world's largest coal companies only two months before COP26 in Glasgow."

Ernst-Jan Kuiper of BankTrack added: "The participation of US and German banks in this bond issuance is particularly surprising given their net-zero pledges... we need to see more from banks than signing showy net-zero initiatives."

New fossil fuel development targeted by the proposal would not affect the immediate energy shortfalls posed by the Russian war. A recent study calculated that it takes a global average of 5.5 years to bring a conventional oil field from discovery to production and that it takes an average of 17 years for conventional oil fields to achieve maximum production.7 LNG liquefaction projects have historically taken 3-4 years to complete.8

Bank pledges are neither aligned nor binding commitments

A genuine policy commitment as described by the Proposal would go further than the current company pledges. Those “pledges” are do not mandate any corporate fiduciary actions requiring corporate policy changes.

This advisory proposal allows shareholders to have their say on whether the Company's current climate actions are adequate, and to encourage the board and management to go further to truly align with the changes that global climate goals demand.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Harrington Investments Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Harrington Investments Inc. urges shareholders to vote for Item No. 8 following the instructions provided on management's proxy mailing.

The views expressed are those of the authors and Harrington Investments Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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7 Wachtmeister, Henrik, and Mikael Höök. “Investment and Production Dynamics of Conventional Oil and Unconventional Tight Oil: Implications for Oil Markets and Climate Strategies.” Energy and Climate Change 1 (December 1, 2020): 100010. https://doi.org/10.1016/j.egycc.2020.100010.

8Zeal, Tom. “Are LNG Liquefaction Projects Taking Longer To Construct?” Shanghai Municipal People’s Government, 2019, 13. https://www.gti.energy/wp-content/uploads/2019/10/40-LNG19-04April2019-Zeal-Tom-paper.pdf.